Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-2775
EMAIL ADDRESS
ZEV.wexler@SKADDEN.COM
July 22, 2011
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549
RE:	The Gabelli Dividend and Income Trust (File Nos. 333-174285; 811-21423)
Dear Ms. Hatch:
     The Gabelli Dividend and Income Trust (the “Fund”) has authorized us to make the following responses to the comments in your letter dated June 15, 2011 to its Registration Statement on Form N-2 (the “Registration Statement”). Your comments are set forth below and our response follows each respective comment in italics.

Response Letter
PROSPECTUS
Prospectus Summary
1.	Under the heading, “The Offering” and elsewhere in the registration statement as appropriate, please clarify whether the Fund may issue auction rate preferred shares through this prospectus. The prospectus states that the auctions for the auction rate preferred shares have failed and holders of the Fund’s auction rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. Please clarify how long the auctions have failed (e.g., since February 2008). If the Fund issues auction rate preferred shares, a description of the significant liquidity risks for holders of auction rate preferred shares should also be prominently and clearly disclosed in the prospectus supplement.

We have revised the disclosure in the “The Offering” section in the prospectus summary to clarify that variable rate preferred shares and auction rate preferred shares are used interchangeably in the prospectus. In the Risk Factors and Special Considerations section of the prospectus summary, under the heading “Our Variable Rate Preferred Shares”, we state the following: “Since February 2008 all of the auctions of our Series B Preferred, Series C Preferred and Series E Preferred have failed.” If the Fund issues auction rate preferred shares, the requested description will be provided in the prospectus supplement.

2.	Under the heading “Investment Objectives and Policies,” please discuss the market capitalization range of the equity securities in which the Fund will invest. Also, please discuss any maturity parameters for investments in debt securities.

Disclosure to this effect has been included. The Fund does not have any maturity parameters for investments in debt securities.

3.	Under the heading “Investment Objectives and Policies,” please discuss the Fund’s investment policy of investing in companies located in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.

The Fund may invest in companies located in emerging markets. Disclosure to this effect has been included under the heading “Investment Objectives and Policies” in the Prospectus Summary section. Additional disclosure regarding emerging markets risk has also been included in the “Risk Factors and Special Considerations” section.
4.	Under the heading “Dividends and Distributions,” the disclosure for Preferred Stock Distributions states, “The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in his or her preferred shares, thereby increasing the shareholder’s potential gain or reducing his or her potential loss on the sale of the shares.” This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure.

This disclosure has been updated to clarify that, on the sale of shares, a shareholder’s taxable potential gain will increase and a shareholder’s taxable potential loss will be reduced.

5.	Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

The disclosure has been revised accordingly. The Fund does not intend to report a distribution yield.

6.	Because the Fund has made significant return of capital distributions to its common shareholders over the past four years, under the heading “Tax Treatment of Share Distributions,” please include return of capital as an expected distribution of the Fund.

The disclosure has been revised to note that the return of capital is an expected distribution source of common shares.

7.	Under the heading “Use of Proceeds,” the disclosure states, “The Fund may also use net proceeds to redeem one or more of its Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, or Series E Preferred.” If it is the Fund’s intention to redeem its various series of preferred shares, please make that clear and include the amount that will be used for this purpose as well as the dividend rate of each series of its preferred shares. In addition, in the prospectus supplement, please include a discussion of redeeming each series of preferred shares under the heading “Use of Proceeds,” as appropriate.
At this time, it is not the Fund’s intention to redeem any series of its outstanding preferred shares, although it reserves the right to redeem such shares in connection with a future takedown offering. If the Fund does decide at that time to effect such redemption, it will discuss this intention in the appropriate prospectus supplement under the heading “Use of Proceeds.”

8.	For the past three years, a significant portion of the Fund’s distribution to common shareholders has consisted of a return of capital. Will any of the proceeds from this offering be used to continue the Fund’s managed distribution policy? If so, please discuss in the section under the heading “Use of Proceeds.”

The Fund intends to use the proceeds from the offering to purchase portfolio securities in accordance with its investment objectives and policies as appropriate investment opportunities are identified. Depending on market conditions and operations a portion of the cash held by the Fund, including any cash raised from this offering, may be used to pay distributions.

9.	Under the heading “Risk Factors and Special Considerations,” there is disclosure concerning derivative transactions. However, there was no discussion on the use of derivatives in the disclosure under the heading “Investment Objectives and Policies.” Please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July30, 2010 (http://www.sec.gov/divisions/investmentiguidance/ici0730IO.pdf).

The Fund does not intend to have significant exposure to derivatives. The Fund may enter into interest rate swaps in order to hedge its interest rate risk on any of its outstanding variable rate preferred shares, but this will not constitute a principal investment strategy. Therefore, we have removed disclosure relating to interest rate transactions in the “Risk Factors and Special Considerations” section , and we have removed the disclosure under the heading “Special Risks Related to Derivative Transactions” in the “Risk Factors and Special Considerations” section.

10.	Under the heading, “Leverage Risk,” the disclosure states, “[T]he Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such preferred shares.” Because notes are also part of this offering, please disclose that the holders of the common shares will bear all costs and expenses relating to the issuance and ongoing maintenance of notes, including any additional advisory fees on the incremental assets attributable to such notes, if applicable.
The disclosure has been revised accordingly.

11.	In the “Management and Fees” section, the prospectus states, “[T]he Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding series of preferred shares during the fiscal year if the total return of the net asset value of the common shares, including distributions and management fee subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred shares for the period.” Please clarify whether this waiver agreement is voluntary or contractual and disclose under what conditions this waiver agreement may be cancelled. Please state whether or not this agreement will apply to any issued preferred shares from this offering. In addition, please file any waiver agreement as an exhibit.

This fee waiver is voluntary and may be discontinued at any time at the option of the Investment Adviser. The waiver will not apply to any issued preferred shares from this offering. The disclosure has been revised accordingly.
Summary of Fund Expenses
12.	Please remove the line item “Total annual fund operating expenses and dividends on preferred stock” from the fee table.

The disclosure has been revised accordingly.

13.	The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.

The numbers in the fee table are based on the current assets of the Fund and the numbers in the financial highlights table are based on the Fund’s average net assets for 2010. As a result, the numbers in the fee table and in the financial highlights table will differ.

14.	Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods do not agree to the numbers provided.

The example numbers and the fee table numbers have been updated so that these numbers are not inconsistent in the current version of the Registration Statement.
GENERAL
15.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

16.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.
* * * *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any further questions or concerns, please feel free to call me at (212) 735-2775 or Richard Prins at (212) 735-2790.
Sincerely,
Zev Wexler